Exhibit 5.1

[FORM OF OPINION FROM SALANS FMC SNR DENTON EUROPE LLP]

Robert Michels Partner Robert Bastian Partner	Salans FMC SNR Denton Europe LLP Rechtsanwälte Steuerberater Platz der Einheit 2 Gebäude Pollux 60327 Frankfurt am Main Germany T +49 69 450012 0 F +49 69 450012 133

Innocoll AG

Vorstand

Donaustraße 24

93342 Saal an der Donau

[Date]

Issuance and Sale of American Depositary Shares

Ladies and Gentlemen,

1.	We are acting as special German legal counsel to Innocoll AG (the “Company”), a German stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, in connection with the issuance and sale by the Company of up to [•] American Depositary Shares evidenced by American Depositary Receipts, each representing an ownership interest of [•] of an ordinary registered share of the Company with a notional value of EUR 1.00 per share (the “Ordinary Shares”).

2.	This opinion is being furnished in connection with the registration statement (as amended through the date hereof, the “Registration Statement”) on Form F-1 filed by the Company with the Securities and Exchange Commission on [•], 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”).

3.	In arriving at the opinion expressed below, we have examined and relied upon the following documents:

i.	the Registration Statement;

ii.	the articles of association (Satzung) of the Company as in effect on the date hereof;

iii.	an excerpt from the commercial register (Handelsregister) in Regensburg, Germany, dated [•], 2014 with respect to the Company;

iv.	an executed copy of the resolution adopted by the Company’s extraordinary shareholders’ meeting held on [•], 2014, resolving on the capital increase for [•] Ordinary Shares (the “New Shares”) to be issued by the Company (the “New Shares Resolution”);

v.	the draft, in substantially final form, of the application for the registration of the New Shares with the commercial register in Regensburg, to be executed by the Company and by the chairman of the supervisory board (Aufsichtsratsvorsitzender) on or around [•], 2014; and

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vi.	the form of underwriting agreement to be entered into in connection with the issuance and sale by the Company of the Offered Securities to the several underwriters (the “Underwriters”) by and among the Company, Piper Jaffray & Co. and Stifel Nicolaus & Company, Incorporated for themselves and as representatives of other Underwriters (the “Underwriting Agreement”), filed as Exhibit 1.1 to the Registration Statement.

4.	In rendering the opinion expressed below, we have relied, without independent verification, upon the following assumptions:

i.	The authenticity of all documents submitted to us as originals;

ii.	The New Shares Resolution has been duly registered with the commercial register of the local court (Amtsgericht) of Regensburg;

iii.	The conformity with their respective original documents of all documents submitted to us as copies, and the authenticity of the originals of such copied documents;

iv.	The genuineness of all signatures (other than on behalf of the Company) on all documents submitted to us;

v.	That any natural person signing any agreement, instrument or other document was legally competent at the time of execution; and

vi.	The accuracy as to factual matters of each document we have reviewed.

5.	On the basis of and in reliance upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

i.	The Company is a German stock corporation (Aktiengesellschaft) duly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Regensburg, Federal Republic of Germany under HRB [•] and validly existing under the laws of the Federal Republic of Germany.

ii.	The extraordinary shareholders’ meeting of the Company has validly resolved on [•], 2014 to increase the Company’s share capital from EUR [•] by EUR [•] to EUR [•] through cash contributions against the issuance of the New Shares. Upon subscription and payment for the New Shares (in accordance with Section 2 of the Underwriting Agreement) and registration of the implementation of the Capital Increase with the commercial register (Handelsregister) in Regensburg, the New Shares will be duly issued, fully paid up and freely transferable, except for such transfer restrictions as set forth in the Registration Statement, and will conform to the description thereof contained in the Registration Statement; the holders of outstanding Ordinary Shares will not be entitled to preemptive rights under the Articles of Association or the German Stock Corporation Act (Aktiengesetz) to acquire New Shares.

6.	This opinion is subject to the following: The foregoing opinion is limited to the laws of Germany and we express no opinion as to the laws of any other jurisdiction.

7.	This opinion is addressed to and solely for the benefit of the Company and is not intended to create third party rights pursuant to Section 328 of the German Civil Code (Bürgerliches Gesetzbuch) (Vertrag zu Gunsten Dritter or Vertrag mit Schutzwirkung zu Gunsten Dritter) and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person.

8.	Our liability towards the Company and third parties due to any kind of negligence in giving this opinion is limited to an amount of EUR 10 million for each case under the client agreement between the Company and us.

9.	This opinion is to be governed by and construed in accordance with German law as of the date hereof and the competent courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction in connection with any disputes arising hereunder or in relation hereto.

10.	We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to our office under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

Best regards,

Salans FMC SNR Denton Europe LLP